                                                                       Exhibit 2
                                                                       ---------

                                                            FINAL EXECUTION COPY


                                February 12, 2002

American Golf Corporation
2951 28th Street
Suite 3000
Santa Monica, California 90405
Attn: David G. Price, Chairman

David G. Price
Dallas P. Price
c/o American Golf Corporation
2951 28th Street
Suite 3000
Santa Monica, California 90405

Ladies and Gentlemen:

            Following our productive discussions, we continue to look forward to the opportunity to work with you to restructure the relationship between American Golf Corporation ("AGC"), Golf Enterprises, Inc. ("GEI") and certain specified affiliated companies and National Golf Properties, Inc. and National Golf Operating Partnership, L.P. ("NGOP" and together with National Golf Properties, Inc., "NGP"). In our last meeting, we discussed a proposal whereby NGP would acquire the businesses, assets and certain liabilities to be agreed upon of AGC, GEI and specified affiliated companies (the "Proposed Restructuring"). I have attached a term sheet that incorporates the items we discussed, along with other potential points of discussion. Assuming that the attached terms are generally acceptable to each of you, we would be prepared to undertake further due diligence and commence preparation of definitive agreements.

            The parties agree to use their reasonable best efforts to negotiate definitive agreements by February 28, 2002. You agree to take such action as may be reasonably necessary to ensure that the Board of Directors of NGP acting by a simple majority, with the full involvement of the Independent Committee, has the ability to manage the process of raising equity and/or debt financing for NGP from a third-party investor. NGP hereby agrees to (i) meet with each of you periodically, upon your reasonable request, in connection with any such equity and/or debt third-party financing and (ii) keep each of you informed of material developments relating to any such third-party financing. In furtherance of the foregoing sentence, the Confidentiality Agreement, dated February 12, 2002, among you, AGC, Dallas P. Price and NGP shall remain in effect pursuant to its terms unaffected by this letter agreement.

Mr. David G. Price, Ms. Dallas P. Price, American Golf Corporation February 12, 2002
Page 2

            Other than the immediately preceding paragraph, nothing in this letter or in the term sheet is intended to create any binding obligation on any of you or NGP. A binding agreement with respect to the Proposed Restructuring will result only upon the negotiation and execution of the definitive documentation.

            We look forward to working with you and your advisors cooperatively to consummate the proposed transaction as expeditiously as possible. If the foregoing is acceptable, please so signify by executing and returning to the undersigned a copy of this letter.

                                          by and on behalf of
                                          National Golf Properties, Inc.,
                                          and its controlled affiliates

                                          Very truly yours,

                                          By:   /s/ Charles S. Paul
                                                --------------------------------
                                                Name:  Charles S. Paul
                                                Title:  Chief Executive Officer



ACCEPTED AND AGREED TO:

individually, by and on behalf of
David G. Price

By:  /s/ David G. Price
    ----------------------
         David G. Price

and, individually, by and on behalf of
Dallas P. Price

By: /s/ Dallas P. Price
    ----------------------
    Dallas P. Price

and, by and on behalf of
American Golf Corporation,
and its controlled affiliates

Mr. David G. Price, Ms. Dallas P. Price, American Golf Corporation February 12, 2002
Page 3

By: /s/ David G. Price
    ----------------------
    Name:  David G. Price
    Title:  Chairman


cc: David B. Rogers, Latham & Watkins
    David C. Karp, Wachtell, Lipton Rosen & Katz
    Kenneth M. Doran, Gibson, Dunn & Crutcher LLP

                                                            FINAL EXECUTION COPY

                               SUMMARY TERM SHEET

THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES. THIS DOCUMENT DOES NOT CONTAIN ALL MATTERS UPON WHICH AGREEMENT MUST BE REACHED IN ORDER FOR DEFINITIVE AGREEMENTS TO BE EXECUTED OR THE RESTRUCTURING (AS DEFINED BELOW) TO BE CONSUMMATED AND, THEREFORE, THIS DOCUMENT IS NOT INTENDED TO CREATE NOR WILL IT BE DEEMED TO CREATE A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE.

TRANSACTION              A restructuring of National Golf Properties, Inc., a
                         Maryland corporation ("NGP"), National Golf Operating
                                                ---
                         Partnership, L.P., a Delaware limited partnership
                         ("NGOP"), and the following entities controlled by
                          -----
                         David G. Price and Dallas P. Price (together, the
                         "Prices"):
                          -----

                         .  American Golf Corporation, a California
                            corporation ("AGC");
                                          ---

                         . Golf Enterprises, Inc., a Kansas corporation, and its subsidiaries (collectively, "GEI"); and
                                                                 ---

                         . European Golf LLC, a Delaware limited liability company; European Golf Corporation, a Nevada corporation; Fairway Systems, Inc., a Colorado corporation; American Golf of Glendale, a California corporation; RSJ, Inc., a California corporation; Myreshan, Inc., an Ohio corporation; and all of the entities that hold liquor licenses or other material operating licenses (collectively, the "Transferred Entities").
                                 --------------------

                         Collectively, AGC, GEI, and the Transferred Entities are hereinafter referred to as the "AGC Group".
                                                             ---------

                         Exhibit A hereto sets forth a summary of the terms for the Class C Preferred Stock.

                         As soon as reasonably practicable after the date hereof, the AGC Group and the Prices shall deliver to NGP (1) a diagram representing the ownership and subsidiaries of AGC; (2) a diagram of the AGC Group and certain affiliated entities; (3) an exhibit which sets forth the existing funded debt and outstanding letters of credit or similar debt instruments (whether funded or otherwise) of the AGC Group; and (4) an exhibit which sets forth all of the entities included in the AGC Group, that are directly or indirectly controlled by David G. Price or Dallas P. Price.

                         As soon as reasonably practicable after the date hereof, NGP shall deliver to the AGC Group and the Prices an exhibit which sets forth the resulting pre-equity infusion capitalization of Newco and the contemplated post-Restructuring (defined below) organizational structure.

                         The restructuring shall be effected pursuant to the following series of transactions, with each of steps two through six occurring imme-
                         diately after consummation of the preceding step (the following six steps, the "Restructuring"):
                                                   -------------

NEWCO                    STEP ONE--FORMATION OF NEWCO

                         NGP will form Newco, a Delaware corporation. Newco will form four direct, wholly owned subsidiaries to effect the transactions in steps two through six below.

NGP MERGER               STEP TWO--NGP MERGER

                         A wholly owned subsidiary of Newco will merge with and into NGP, with NGP as the surviving corporation in the merger. As a result of the merger, all issued and outstanding shares of common stock of NGP will be converted into an equal number of shares of common stock of Newco, and NGP will become a direct, wholly owned subsidiary of Newco. Newco common shares will be listed for trading on the New York Stock Exchange or another national exchange.

NGOP MERGER              STEP THREE--NGOP MERGER

                         A wholly owned subsidiary of Newco will merge with and into NGOP, with NGOP as the surviving partnership. As a result of the merger, all issued and outstanding common units of NGOP (other than those held by NGP, AGC, the Transferred Entities and, possibly, certain common limited partners of NGOP other than the Prices) will be converted into shares of common stock of Newco and NGOP will become a subsidiary of Newco. All issued and outstanding common units of NGOP held by NGP, AGC, the Transferred Entities and such limited partners, if applicable, and NGOP's Series A Preferred Units and Series B Preferred Units will remain outstanding and represent equity interests in the surviving partnership after the merger.

AGC MERGER               STEP FOUR--AGC MERGER

                         A wholly owned subsidiary of either Newco or NGP (to be agreed upon in the definitive agreements) will merge with and into AGC, with AGC as the surviving corporation in the merger. As a result of the merger, all issued and outstanding shares of common stock of AGC will be converted into a certain number of shares of Class C Preferred Stock of Newco, the material terms of which are described on Exhibit A hereto. Alternatively, this step 4 may be structured as an AGC stock transfer. In either case, AGC will thereafter be a direct, wholly owned subsidiary of Newco or NGP, as applicable.

GEI MERGER               STEP FIVE--GEI MERGER

                         A wholly owned subsidiary of either Newco or NGP (to be agreed upon in the definitive agreements) will merge with and into GEI, with GEI as the surviving corporation in the merger. As a result of the merger, all issued and outstanding shares of common stock of

                         GEI will be converted into a certain number of shares of Class C Preferred Stock of Newco. Alternatively, this step 5 may be structured as a GEI stock transfer. In either case, GEI will thereafter be a direct, wholly owned subsidiary of Newco or NGP, as applicable.

ACQUISITION OF           STEP SIX--ACQUISITION OF TRANSFERRED ENTITIES
TRANSFERRED ENTITIES
                         The Prices and each entity that they directly or indirectly control will transfer to either Newco or NGP, to be agreed upon in the definitive agreements,all of their ownership interests in the Transferred
                         Entities in exchange for a certain number of shares of Class C Preferred Stock of Newco. Additionally, if acceptable to the parties, shares of Newco common stock shall be transferred to the Prices corresponding to the number of shares of Newco common stock into which common units of NGOP held by RSJ, Inc. and Myreshan
                         Inc. would be convertible into or exchangeable for in connection with the transactions contemplated hereby if such common units were so converted or exchanged;
                         provided, however, that absent such transfer of Newco common stock, such corporations shall cease to be "Transferred Entities" and shall participate in the NGOP merger as described in step 3.

ALLOCATION OF CLASS C    Prior to the execution of definitive agreements, the
PREFERRED STOCK          AGC Group and the Prices shall agree on the allocation
                         of Class C Preferred Stock to be issued in connection with steps 4, 5 and 6.

NGP STOCK PURCHASE       If NGP or a wholly owned subsidiary of NGP is a party
                         to a merger or transfer described in steps 4, 5 or 6 above, (i) NGP will purchase from Newco for cash the required Class C Preferred Stock or common stock it will issue in such transaction, and (ii) in addition, the consideration paid by NGP in each such transaction will include $10,000 in cash.

TAX CONSEQUENCES         The tax treatment of the Restructuring will depend upon
                         the selection of the above structure alternatives and
                         is intended to include some or all of the following:
                         reorganizations under Section 368(a) of the Internal
                         Revenue Code (the "Code"), exchanges under Section 351
                                            ----
                         of the Code or taxable mergers or exchanges. The foregoing notwithstanding, in any event, step 2 is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and steps 2 and 3, taken together, are intended to qualify as an exchange under Section 351 of the Code.

EMPLOYMENT ARRANGEMENTS  David G. Price will be the Chairman of the Board of
                         Directors of Newco. Newco will enter into an employment agreement with David G. Price providing, among other things, that David G. Price will be the Chairman of the Board of Directors of Newco, such agreement to be effective on the closing date. The employment agreement will be subject to additional terms and conditions but, in any event, shall provide for a term of 5 years, a base salary on comparable terms to current terms and a bonus payable at the discretion of the Board of Directors of Newco.

GOVERNANCE               The definitive agreement will include customary
                         restrictions on the operations of AGC, GEI and the Transferred Entities from the date of execution through the closing date, including, among others, cash containment and limitations on material transactions and affiliate transactions.

NONCOMPETE ARRANGEMENTS  The definitive documentation will include customary noncompete arrangements regarding David G. Price, and other individuals to be agreed upon by the parties.

CONDITIONS TO THE        NGP's obligation to consummate the Restructuring will
RESTRUCTURING            be subject to the following closing conditions, which,
                         in each case, can be waived by NGP (and, as set forth below, subject to consents of certain of the parties, which shall not be unreasonably withheld):

                         1. A third-party investor shall have made an equity
                            investment in Newco and/or provided financing to Newco in an amount and on terms and conditions acceptable to the Board of Directors of NGP, with the full involvement of the Independent Committee; provided, however, that if no such equity investment
                            --------  -------
                            shall be made, any waiver by NGP shall be subject to a restructuring of the transactions contemplated hereby if (i) the Class C Preferred Stock of Newco would be treated as Section 306 stock under the Code or (ii) if any loss realized in the Restructuring would be disallowed under Section 267 of the Code.

                         2. Approval of the Restructuring by the stockholders of
                            NGP, the requisite holders of common units, Series A Preferred Units and Series B Preferred Units of NGOP.

                         3. Approval by the requisite governmental authorities
                            to the transfer of liquor licenses and other material operating licenses held by the Transferred Entities as a result of the Restructuring as of the signing date, applicable to facilities as set forth in the definitive agreements.

                         4. With respect to leases pursuant to which one or more
                            members of the AGC Group is a party (other than those leases between a member of the AGC Group and
                           NGOP), consents with respect to leases with an
                            aggregate monthly rental obligation as of the signing, as set forth in the definitive agreements.

                         5. Consent from the holders of the outstanding debt of
                            AGC, GEI and the Transferred Entities required by the applicable debt instruments, including:

                            . AGC's 9.35% Senior Secured Notes due July 1, 2004; and

                            .  Credit Agreement between AGC and Bank of
                               America, N.A., dated as of July 30, 1996, as amended.

                         The foregoing notwithstanding, if, at the time of NGP's waiver, (i) the Prices are personal guarantors of such outstanding indebtedness or (ii) entities that are owned and controlled by the Prices, other than AGC, GEI and the Transferred Entities, are guarantors of such outstanding indebtedness, then any such waiver on the part of NGP of consents from holders of outstanding debt of AGC, GEI and the Transferred Entities shall be subject to the consent of the Prices, which consent shall not unreasonably be withheld.

                         6. Consent from the holders of the outstanding debt
                            of NGP and NGOP required by the applicable debt instruments, including:

                            . Amended and Restated Credit Agreement, dated as of July 30, 1999, among NGP, NGOP, Bank One, N.A. and the Lenders named therein, as amended;

                            . Amended and Restated Loan Agreement, dated as of July 7, 1994, by and among Bank of America and NGOP, as amended; and

                            . NGOP's 8.68% Series A Senior Notes, 8.73% Series B Senior Notes, 7.90% Series A Senior Notes and 8.00% Series B Senior Notes.

                         7. Any waiting period applicable under the
                            Hart-Scott-Rodino Act, or other applicable antitrust laws, shall have been terminated or expired and any applicable material foreign legal requirements relating to the consummation of the transactions contemplated by the Restructuring shall have been complied with, as necessary.

                         8. Consents shall have been obtained with respect
                            to certain material agreements, as agreed by the parties.

                         Consummation of the Restructuring will also be subject to customary closing conditions.

RENTALS PAYMENTS         Rent owing, due or that shall become due under the
                         leases between NGOP and AGC shall be deferred through and including March 14, 2002, subject to amortization and a payment schedule to be agreed upon by the parties.

DIRECTOR DESIGNATION     The NGP Director Designation Agreement shall be
AGREEMENT                terminated as of the closing date.

STOCK OPTION PLAN        Newco shall establish a stock option plan providing for
                         the grant of options to employees, as determined at the discretion of the Board of Directors, for shares of Newco stock equal to 10% of the post-financing capitalization, on a fully diluted basis.

VOTING AGREEMENT         The Prices, and certain of their family members and

                         each entity that they directly or indirectly control shall vote all of their (1) equity interests in AGC, GEI and the Transferred Entities, (2) shares of NGP common stock and (3) partnership interests in NGOP in favor of the Restructuring.

EXPENSES All expenses incurred in connection with the transactions contemplated by definitive agreements shall be paid by the party incurring such expenses, except that if the Restructuring is consummated, Newco or NGP, as the case may be, shall pay, or cause to be paid, all reasonable expenses and obligations of AGC incurred in connection with the transactions contemplated by the definitive agreements, and in any case subject to a cap to be agreed upon by the parties.

REGISTRATION RIGHTS      Registration Rights Agreement, with respect to certain
AGREEMENT                holders of the post-Restructuring Newco's or Newco's
                         affiliates equity interests, shall be included among the transactions contemplated hereby, as determined by the parties.

DEFINITIVE DOCUMENTATION Promptly after execution of the letter attached hereto, the parties will continue their due diligence and work toward the preparation and execution of definitive agreements. The parties will negotiate the scope of representations, warranties, covenants, conditions, indemnification and survival provisions, if any (including, among other things, such terms as are reasonably necessary or desirable to achieve the intended tax treatment), and other agreements to be included in the definitive agreement.

                         Execution of the definitive agreements will be subject to (1) satisfactory completion by each of NGP, AGC and the Prices of their respective due diligence investigations and tax analyses, (2) approval by the Independent Committee of the Board of Directors of NGP,
                         (3) approval by the Board of Directors of AGC, (4) the approvals of David G. Price and Dallas P. Price and (5) if reasonably practicable, approval by any minority equity interest holders of the AGC Group, as may be necessary.

                                                                       Exhibit A
                                                                       ---------

                        TERMS OF CLASS C PREFERRED STOCK

NUMBER OF SHARES             100,000

FACE AMOUNT PER SHARE        $10

DIVIDEND                     None

CONVERSION RIGHTS            Each share converts at the holder's option at any
                             time within 7 years after closing into a number of shares of Newco common stock equal to 22.8 x
                             (Newco market price - $15.00)/Newco market price;
                             the terms of conversion of the shares of Class C
                             Preferred Stock will include certain conversion price adjustments and/or antidilution protections to be agreed by the parties

VOTING RIGHTS                2.3 votes per share, voting together with the
                             common

CALL RIGHTS                  Any time after 20th anniversary of closing, at
                             face amount

PUT RIGHTS                   None

LIQUIDATION PREFERENCE       $10 per share